2024 REPORT

Azure Printed Homes


azure
PRINTED HOMES

FINANCIALS

Dear investors,

First, thank you — truly — for believing in us. Whether you invested $250 or $250,000, you've helped fuel a mission that's bigger than housing alone: creating a faster, more sustainable, and more affordable way to build the future.

This past year was a turning point. We moved into our expanded factory in Los Angeles, tripled our production capacity by installing two more 3D printers, and secured a $3.9 million commitment from the State of Colorado to open our second factory. These are big milestones — and they wouldn't have been possible without your support.

That said, we're still in the middle of the climb. We need to raise additional capital to scale even faster, expand our sales team, and bring on a seasoned COO to help lead the next phase of growth. But what hasn't changed is the vision — and the urgency. The housing crisis is growing, and traditional

construction methods can't keep up. That's why what we're building at Azure matters more than ever.

If you haven't heard from us in a while, we're still here — growing, building, and pushing boundaries. And if you're excited about what's ahead, we'd be incredibly grateful if you shared our story with friends, family, or anyone who might want to invest or work with us.

Together, we're not just building homes — we're building hope, possibility, and a better way forward.

With gratitude,

Team Azure

We need your help!

We're incredibly grateful for your support—and now we'd love your help spreading the word!

Invite friends and family to invest in Azure:

If you believe in our mission to revolutionize housing with sustainable, factory-built homes, please share our campaign with your network. Personal referrals are one of the most powerful ways we grow our investor community.

Send us sales referrals:

Know someone who's looking for a backyard studio, ADU, tiny home, glamping unit, or affordable housing solution? Introduce us! Every referral helps us expand our reach and impact.

Feel free to reach out directly or connect us with anyone who might benefit from or believe in what we're building. Together, we can transform housing for good.

Thank you again for being part of this journey!

Sincerely,

Ross Maguire
CEO & Co-Founder

Aron R. Eidelman
Board Chair

How did we do this year?



REPORT CARD

B+

☺ The Good

We successfully moved into a new, expanded factory in Los Angeles.

We installed two additional 3D printers, tripling our manufacturing capacity.

We received a $3.9 million commitment from the State of Colorado to support the opening of our second factory there.

☹ The Bad

We still need to raise additional capital to fully optimize and expand our LA operations.

Our sales team needs to grow to keep pace with increasing demand.

We've yet to hire a Chief Operating Officer (COO), which is essential for managing our next phase of scale.

2024 At a Glance

January 1 to December 31



$5,115,340 +20%
Revenue



-$791,727
Net Loss



$820,640 +413%
Short Term Debt



$3,274,250
Raised in 2024



$72,119
Cash on Hand
As of 05/ 9/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit



$4,278,762

$5,115,340



-$1,200,042

-$791,727

2023   2024

Net Margin: -15%   Gross Margin: 43%   Return on Assets: -13%   Earnings per Share: -$0.39

Revenue per Employee: $255,767   Cash to Assets: 13%   Revenue to Receivables: ~   Debt Ratio: 158%

📄 Azure_Printed_Homes_Inc_Annual_Financial_Statements_Audit_Report-_Final.pdf

📄 Azure_Printed_Homes_Inc_2023_Audit_Report.pdf

We  Our 318 Investors

Thank You For Believing In Us

Scott Place	Eric Johnson	Vance Jarrette Primus	Isaac Wiedmann	Steve O'Dorisio	Grace Almeida
Joey Hayes	Sumit Kumar	Michael Allen Derrell	Frederick Penn Weav...	Alfredo Nava	Loona Cadely-Jeanty
Reyes Velasco	Harshkumar Patel	Larry Anderson	Michael Balle	Gary Brose	Jacqueline C Edwards
John Everette	Pramod Rustagi	Shaun Weaver	30sec Sport...	Antoine Tardif	Lee Jarvis
Aaron Thomas	Joe Edmonds	Jordan Floria	William McGuire	Hatem Rowaihy	Ashley Blair
Inamulhaque Saboor	Susan Davis	Kevin Jones	Tristin Chambers	C Prescott	Duke Duncan
Konstantinos...	Dominick Savillo	Elie Alchaer	Wanda McArn	David Engstrom	Stacie Kohart
Darian Parrish	Levett M. Washington	Mark Bruckner	Vincent Cunningham	Guillermo Terrones	David Brown
Nick Zhang	T Rowe	Uday Jarajapu	Seppe Hannen	Maria Tregub	John Gallagher
Omar A Molina	Sean Winner	Dave Halverson	Chris Hall	Andy Simpson	Lonnie D. Franks
Eric Mills	Sue Jennings Clark	Bilal Dridi	Kandi Clark	Cameron Rylands	Gene Eidelman
Jobidiah Gross	Stefan Kalb	Brian Haberly	Roger Buchholtz	Joseph Novak	Samuel Wein
Chris Claridge	Mike Q	Eric Weitz	Sune Colding	Keven Miller	Blake Foust
Juan Heredia	Babatunde Binuyo	Elijah Pantoja	Luis Abundes	Tina Montgomery	Meny ATIAS
Jack Jackson	Ishmael Tarikh	Julie Hart	David Yashar	Felix Vayssieres	Jessi G.
Michael Mongillo	Bernhard Köhler	Belinda Quach	Rick Wayne	Brian Smith	Christopher Muchka
Joseph Branstutter	Leo Chan	Raed Sukerji	Russell Walter...	Oj Associates, LLC	Edmund T. Mudge, IV
Benjamin Gorman	Mary Watcher	William Karl Hickel	Russell Dowe	Igor Tsukerman	John Webster
William Pentler	Muhammad Irfan Bin...	Glen PANNKUK	Patrick Vesco	Babek Sandhar	De Anna Spoerl
Eliza Velasquez	Alexey Lyutik	Ana Henry	Robert Stockdale	Shawn Tolidano	Michael Scocca
Dimitri DeRose	A J	Keith Stringer	Jose Gonzalez	Jennifer Rasmussen	Enoch K
Irene Gonzalez	Paul Echelmeyer	Essa Basaeed	Sepehr Niakan	Diego Pavia	Ashwin Suthrave
Joseph Marino	Sami Ben Hassine	Swetha Swetha	Karim Ibrahim	Donoven DSouza	Charles Sellman

Ollier Laurent
Jeffrey S. BIRD
Brian Inouye
Michael Mintz
Mandar Mirashi
Crystal Morris
Mark A Hayes
Wayne Chen
David Nicholas Rosa
Joseph Graziano
Eric Meeks
Soo Choi
Taylor Turnbull
Dominic Valdez
Judy McGuire
Brian Gordon
Joy Pollard
Koohyar Pooladvand
Nishant Shivdas...
Phillip Hall
Lucas Roods
Henrique Gaspar Pire...
Rachel C

Alex Doty
Andrew Zimmerman
Cody Shotkoski
Janet Jato
Deborah Krolikiewicz
Michal Pohanka
William Husbands
Doug Connolly
Catherine Risher
Clay Rosenthal
Thomas Peter...
Wanda Susan Slagle
Joseph Cigliano
Jason Rigby
Forrest Wright
Gary Haseloff
Evan Maindonald
Sherin T Yassin
Nic Vandermade
Cynthia Hewett
Justus Min
Katie Maloney

Dariana Francois
Anita Andradies...
Sharon Ritcherson
Michael David Mitchell
Benjamin Knight
Elizabeth Bina Ritter
Chukwuoma Ngoka
Mark Donohue
Thomas R. Swanson
Brian Lallement
Maxwell Collins
Colleen Quinn
Mary A Stevens
Kannav Sharma
Heath Connors
Kelly Waynne Hyde
Rose Layli Suel
Ephraim Ortega
Andrea Buonocore
Justus Min
Bryan Pond
Dracos Locario

Nancy Bui
Scott Furgerson
David Cohen
Saagar Singh Sachdev
Wing Yi Lin
Khalid Aljashmi
Ethan Treesara
Paco Madden
Jeremy Peyton
Edward Kosbab
Edward Kelly Medlock
James Hodgson
Jignesh Patel
Logan Applegate
Samuel Davies
Tim Stiller
Carlton Radford
Debora Peverada
Fahtina AlAmin
David DEJAGER
Karina Cecil
Chandra V

Mark Skinner
Milton Beyer
Gulzar Sunderji
Solomon Smart
Shelley FRANKLIN
Samer Soliman
Christianne Laroya
James Hatch
Kara Plotz
Shafeeq Mohd
Irven Mitchell, JR
Barbara Tibbetts
Patricia Adame
Joseph Drogo
Laljith Antony
Rajesh Gupta
Amy Ho
Scott Theiring
Georgia L Rogers
Simon Bennett
I. S.
Jenny Plasencia

Nick Maguire
Maitreya Rich
Scott Martin
Melvin Cowan
Catharine Seay
Michael Turner
Matthew O'Brien
Daniel Delgrosso
Manuel Tortora
Danny Marinez
Don Jones
Graham & Sue Maguire
Thomas Sant
Enos Smith
Arthur Zhou
Luis Villalobos III
Brett Fuhrman
Eliot Eidelman
Martha Morris
Ronnie Araujo
James Padovano
Paulo D

Thank You!

From the Azure Printed Homes Team



Ross Maguire

CEO & Co-Founder

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction compa...



Gene Eidelman

Co-Founder

Built a company in charter school business with $120MM revenue, 1800 employees, 50 locations on three continents-sold it to PE-backed competitor



Yuri Eidelman

Co-Founder

BS Computer Science, 35 years as a Licensed CA General Contractor// Experience with 3 successful start-ups in different industries



Anthea Tatum

CFO

Anthea has been with Azure since 2020, seeing company revenue double and doing all of the accounting and payroll by...



Eric Corbett

CCO

30 years of entrepreneurial work in Architecture & Design. Known for his ability to envision & strategize ground-breaking...



Ravi Gupta

Director of Engineering

BS Mechanical Engineering, 10+yrs in production, new technologies & machinery // extensive experience in large...



Bryan Barrera

VP of Marketing

MBA, 10 years of marketing and sales management experience selling plastic products to Fortune 500 companies



Jessica Paullus

Director of Sales

Construction industry sales professional who holds an ADU Specialist designation from Earth Advantage. With over 13...



Eli Rogers

Director of Technology

MS Mechanical Engineering, 9+ years in manufacturing & 3D printing with Northrop Grumman, Divergent 3D,...



Erik Padron

Project Manager

9+ years experience in Construction Management. Completed 30+ successful projects with Azure



Caroline Vilardo

Details

The Board of Directors

Director	Occupation	Joined
Aron R. Eidelman	Chairman of the Board @ Azure Printed Homes, Inc.	2022
Ross Maguire	CEO/President/Assistant/Secretary/Director @ Azure Printed Homes, Inc.	2022
Yuri Eidelman	Secretary/Director @ Azure Printed Homes, Inc.	2022

Officers

Officer	Title	Joined
Ross Maguire	CEO/President/Assistant/Secretary/Director	2022
Yuri Eidelman	Secretary/Director	2022
Eric Corbett	CCO	2024

Voting Power ❓

Holder	Securities Held	Voting Power
Ross Maguire	880,000 Common Stock	43.6%
The Eidelman Family Irrevocable Trust, Aron Eidelman Trustee	1,080,000 Common Stock. 50% owned by Aron Eidelman and 50% owned by Eliot Eidelman	53.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2020	$504,315		Other
03/2022		Common Stock	Section 4(a)(2)
03/2022		Common Stock	Section 4(a)(2)
03/2022		Common Stock	Section 4(a)(2)
04/2022	$216,994		Other
05/2022	$150,000	Safe	Regulation D, Rule 506(b)
06/2022	$608,806	Safe	Regulation Crowdfunding
08/2022	$38,997		Section 4(a)(2)
11/2022	$117,389	Safe	Regulation Crowdfunding
12/2022		Common Stock	Other
12/2022	$10,000	Safe	Regulation D, Rule 506(c)
01/2023	$132,300		4(a)(6)
03/2023	$12,500	Safe	Regulation D, Rule 506(b)
05/2023	$245,572	Safe	Regulation Crowdfunding
07/2023	$3,265,495	Safe	Regulation D, Rule 506(c)
02/2024	$462,865	Safe	Regulation D, Rule 506(c)
03/2024	$109,551	Safe	Regulation Crowdfunding
08/2024	$66,252		Other
09/2024	$1,904,291		Other
10/2024	$731,291		4(a)(6)
01/2025	$626,000	Safe	Regulation D, Rule 506(b)
02/2025	$165,600		Other
02/2025	$126,794		Other
04/2025	$216,268	Common Stock	Regulation Crowdfunding

05/2025	$24,412	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA ❓	05/24/2020	$504,315	$484,970 ❓	3.75%	05/23/2050	Yes
ENGS Commercial Credit ❓	04/20/2022	$216,994	$185,120 ❓	7.31%	04/19/2027	Yes
Envision Capital ❓	08/04/2022	$38,997	$28,317 ❓	14.0%	08/03/2027	Yes
Ford Motor	08/27/2024	$66,252	$60,000 ❓	3.9%	08/27/2029	Yes
Colorado Housing and Finance Authority ❓	09/30/2024	$1,904,291	$1,904,291 ❓	1.5%	01/10/2034	Yes
Global Merchant ❓	02/26/2025	$165,600	$126,387 ❓	12.0%	09/07/2024	Yes
Credibly ❓	02/27/2025	$126,794	$105,726 ❓	12.0%	02/05/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	2,020,000	Yes
Preferred Stock	10,000,000	0	Yes

Warrants: 0
Options: 30

Form C Risks:

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees. We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights.

There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections. A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Anthea Tatum is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations. IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF INVESTMENT.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan. In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the

maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of

the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have no rights to redeem their securities at any time. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may

consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Azure Printed Homes, Inc.

Delaware Corporation
Organized March 2022
20 employees
18101 S. Figueroa St

Los Angeles CA 90248 https://azureprintedhomes.com

Business Description

Refer to the Azure Printed Homes profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Azure Printed Homes is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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